Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Iris Energy Limited
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

Q4982L109
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Q4982L109	Schedule 13G	Page 1 of 7

1	NAMES OF REPORTING PERSONS
The Awassi Capital Trust #1

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,000,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. Q4982L109	Schedule 13G	Page 2 of 7

1	NAMES OF REPORTING PERSONS
Awassi Capital Holdings 1 Pty Ltd (ACN 629 820 499)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,000,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. Q4982L109	Schedule 13G	Page 3 of 7

1	NAMES OF REPORTING PERSONS
William Gregory Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,000,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. Q4982L109	Schedule 13G	Page 4 of 7

ITEM 1. (a)	Name of Issuer:

Iris Energy Limited (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

Level 21, 60 Margaret Street, Sydney, NSW 2000 Australia

ITEM 2. (a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  This statement is filed on behalf of:

The Awassi Capital Trust #1
Awassi Capital Holdings 1 Pty Ltd (ACN 629 820 499) (“Awassi Capital 1”)
William Gregory Roberts

(b)	Address or Principal Business Office:

The business address of the Reporting Persons is c/o Iris Energy Limited, Level 21, 60 Margaret Street, Sydney, NSW 2000 Australia.

(c)	Citizenship of each Reporting Person is:

Each of The Awassi Capital Trust #1 and Awassi Capital 1 is organized under the laws of Australia. Mr. Roberts is a citizen of Australia.

(d)	Title of Class of Securities:

Ordinary Shares (“Ordinary Shares”).

(e)	CUSIP Number:

Q4982L109

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

CUSIP No. Q4982L109	Schedule 13G	Page 5 of 7

The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer as of December 31, 2021, based upon 56,036,108 Ordinary Shares outstanding as of December 31, 2021 (55,036,108 Ordinary Shares outstanding plus 1,000,000 Ordinary Shares issuable upon the exercise of options that are immediately exercisable or exercisable by each Reporting Person within 60 days of December 31, 2021).

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
The Awassi Capital Trust #1	6,000,000	10.7%	0	6,000,000	0	6,000,000
Awassi Capital Holdings 1 Pty Ltd (ACN 629 820 499)	6,000,000	10.7%	0	6,000,000	0	6,000,000
William Gregory Roberts	6,000,000	10.7%	0	6,000,000	0	6,000,000

The Awassi Capital Trust #1 is the record holder of 6,000,000 Ordinary Shares (including 1,000,000 Ordinary Shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of December 31, 2021). Mr. Roberts is the sole shareholder of Awassi Capital 1, which is the trustee for The Awassi Capital Trust #1. As a result, each of the Reporting Persons may be deemed to share beneficial ownership over the securities reported herein.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. Q4982L109	Schedule 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

The Awassi Capital Trust #1
	By:	Awassi Capital Holdings 1 Pty Ltd (ACN 629 820 499), its trustee

	By:	/s/ William Gregory Roberts
Name: William Gregory Roberts
Title: Director

Awassi Capital Holdings 1 Pty Ltd (ACN 629 820 499)

	By:	/s/ William Gregory Roberts
Name: William Gregory Roberts
Title: Director

William Gregory Roberts

/s/ William Gregory Roberts

CUSIP No. Q4982L109	Schedule 13G	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.